FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2019

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 18 September 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 18 September 2019
Treatment of hyperinflationary countries

Exhibit 99

Treatment of hyperinflationary countries in Underlying Sales Growth (USG)

Until Q2 2019 our definition of Underlying Sales Growth (USG) included the impact of volume and excluded the impact of price growth in Argentina and Venezuela, as consumer price inflation (CPI) rates had escalated to extreme levels.

After a full year of hyperinflationary conditions in Argentina, one of our larger markets, it became clear that these conditions would persist for some time. As a result, we announced with our second quarter results that we would review our definition of USG. Following the review, a new definition of USG for all countries with hyperinflationary economies will be adopted from Q3 2019 onwards, including a change to historical comparators. A normalised level of price growth will be included in USG, which will be capped at an annual rate that is equivalent to approximately 2% per month compounded. This cap is derived from one of the indicators of hyperinflation cited in IAS 29 and ensures that any price growth above this level will be excluded from USG.

This definition allows the full volume impact and limited price growth to be included in USG but avoids the distortion of hyperinflationary pricing beyond the capped level. We believe the new definition better reflects our normal pricing actions, distinct from those taken to respond to hyperinflationary conditions. This also brings our definition of USG more in-line with peer group companies.

The below tables show USG and UPG for the last four years restated on the new basis and a comparison with the previously reported numbers. There is no impact on turnover or any other line of the income statement.

SAFE HARBOUR
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

	UNDERLYING SALES GROWTH				UNDERLYING PRICE GROWTH
	Beauty & Personal Care	Foods & Refresh-ment	Home Care	Total Unilever	Beauty & Personal Care	Foods & Refresh-ment	Home Care	Total Unilever
2016 Full Year
As previously reported (%)	4.2	2.7	4.9	3.7	2.6	2.6	3.6	2.8
Restated (%)	4.2	2.5	4.9	3.6	2.6	2.4	3.6	2.7

2017 Full Year
As previously reported (%)	2.9	2.7	4.4	3.1	1.5	3.0	2.3	2.3
Restated (%)	2.9	2.1	4.4	2.8	1.5	2.3	2.3	2.0

2018 H1
As previously reported (%)	2.7	1.8	3.5	2.5	(0.2)	0.6	0.3	0.2
Restated (%)	2.7	1.8	3.5	2.5	(0.2)	0.6	0.3	0.2

2018 H2
As previously reported (%)	3.5	2.3	4.9	3.4	1.5	1.0	3.6	1.7
Restated (%)	4.0	2.7	5.8	3.9	2.0	1.4	4.5	2.3

2018 Full Year
As previously reported (%)	3.1	2.0	4.2	2.9	0.6	0.7	1.9	0.9
Restated (%)	3.4	2.2	4.7	3.2	0.9	0.9	2.4	1.2

2019 H1
As previously reported (%)	3.3	1.3	7.4	3.3	1.6	1.4	4.5	2.1
Restated (%)	3.6	1.4	7.9	3.6	1.8	1.5	5.0	2.4

	UNDERLYING SALES GROWTH			UNDERLYING PRICE GROWTH
	The Americas	LATAM	Emerging Markets	The Americas	LATAM	Emerging Markets
2016 Full Year
As previously reported (%)	6.0	11.4	6.5	6.3	13.3	5.4
Restated (%)	5.7	10.8	6.4	6.0	12.7	5.3

2017 Full Year
As previously reported (%)	2.4	5.3	5.9	2.2	4.9	4.2
Restated (%)	1.6	3.5	5.4	1.4	3.1	3.7

2018 H1
As previously reported (%)	(0.8)	(2.6)	4.1	(0.3)	(0.4)	0.8
Restated (%)	(0.8)	(2.5)	4.1	(0.3)	(0.4)	0.8

2018 H2
As previously reported (%)	0.9	0.5	5.1	1.3	1.9	2.6
Restated (%)	2.5	4.1	6.0	3.0	5.5	3.6

2018 Full Year
As previously reported (%)	-	(1.0)	4.6	0.5	0.7	1.7
Restated (%)	0.8	0.8	5.0	1.3	2.6	2.1

2019 H1
As previously reported (%)	2.1	4.9	6.2	2.2	4.4	3.6
Restated (%)	3.0	7.0	6.7	3.1	6.5	4.1

		UNDERLYING SALES GROWTH				UNDERLYING PRICE GROWTH
		Beauty & Personal Care	Foods & Refresh-ment	Home Care	Total Unilever	Beauty & Personal Care	Foods & Refresh-ment	Home Care	Total Unilever
2016 Q1	As previously reported (%)	5.8	2.7	7.0	4.7	1.9	2.0	2.4	2.0
	Restated (%)	5.8	2.6	7.0	4.6	1.9	1.9	2.4	2.0
2016 Q2	As previously reported (%)	5.6	3.5	6.0	4.7	2.2	2.7	4.5	2.8
	Restated (%)	5.6	3.3	6.0	4.6	2.2	2.5	4.5	2.8
2016 Q3	As previously reported (%)	3.1	3.1	3.9	3.2	3.3	3.2	5.1	3.6
	Restated (%)	3.1	2.9	3.9	3.1	3.3	2.9	5.1	3.5
2016 Q4	As previously reported (%)	2.5	1.4	3.0	2.2	3.0	2.4	2.3	2.6
	Restated (%)	2.5	1.1	3.0	2.0	3.0	2.0	2.3	2.5

2017 Q1	As previously reported (%)	3.1	2.2	4.1	2.9	2.8	3.4	2.6	3.0
	Restated (%)	3.1	1.6	4.1	2.7	2.8	2.8	2.6	2.7
2017 Q2	As previously reported (%)	2.2	3.9	2.5	3.0	2.5	3.7	2.4	3.0
	Restated (%)	2.2	3.3	2.5	2.8	2.5	3.1	2.4	2.7
2017 Q3	As previously reported (%)	1.8	2.3	4.6	2.6	0.9	3.3	3.3	2.4
	Restated (%)	1.8	0.9	4.6	1.9	0.9	1.9	3.3	1.8
2017 Q4	As previously reported (%)	4.4	2.3	6.5	4.0	-	1.3	1.1	0.7
	Restated (%)	4.4	2.4	6.5	4.0	-	1.4	1.1	0.8

2018 Q1	As previously reported (%)	3.9	2.3	4.9	3.4	(0.2)	0.2	0.1	0.1
	Restated (%)	3.9	2.3	4.9	3.4	(0.2)	0.2	0.1	0.1
2018 Q2	As previously reported (%)	1.6	1.3	2.2	1.6	(0.3)	0.8	0.6	0.3
	Restated (%)	1.6	1.3	2.2	1.6	(0.3)	0.8	0.6	0.3
2018 Q3	As previously reported (%)	4.0	3.2	4.5	3.8	1.2	0.7	3.0	1.4
	Restated (%)	4.5	3.6	5.5	4.4	1.7	1.1	3.9	1.9
2018 Q4	As previously reported (%)	3.0	1.3	5.3	2.9	1.7	1.4	4.1	2.1
	Restated (%)	3.5	1.7	6.2	3.5	2.2	1.8	5.0	2.7

2019 Q1	As previously reported (%)	3.1	1.5	6.0	3.1	1.2	1.0	4.8	1.9
	Restated (%)	3.4	1.7	6.4	3.4	1.4	1.2	5.2	2.2
2019 Q2	As previously reported (%)	3.5	1.0	8.9	3.5	1.9	1.6	4.3	2.3
	Restated (%)	3.8	1.2	9.4	3.8	2.2	1.8	4.7	2.5

		UNDERLYING SALES GROWTH			UNDERLYING PRICE GROWTH
		The Americas	LATAM	Emerging Markets	The Americas	LATAM	Emerging Markets
2016 Q1	As previously reported (%)	8.5	17.9	8.3	7.3	15.1	4.4
	Restated (%)	8.4	17.5	8.2	7.2	14.8	4.4
2016 Q2	As previously reported (%)	6.4	11.8	7.7	7.3	15.2	5.4
	Restated (%)	6.1	11.3	7.6	7.0	14.6	5.3
2016 Q3	As previously reported (%)	5.8	9.7	5.6	8.0	15.5	6.6
	Restated (%)	5.5	9.1	5.5	7.7	14.8	6.5
2016 Q4	As previously reported (%)	3.7	7.2	4.6	2.8	8.1	5.1
	Restated (%)	3.2	6.3	4.3	2.4	7.1	4.9

2017 Q1	As previously reported (%)	1.2	3.5	6.1	3.4	7.1	5.3
	Restated (%)	0.4	1.9	5.7	2.6	5.4	4.9
2017 Q2	As previously reported (%)	3.7	6.3	4.8	2.8	5.1	5.0
	Restated (%)	2.8	4.4	4.3	1.9	3.2	4.5
2017 Q3	As previously reported (%)	1.4	6.6	6.3	2.9	7.0	4.4
	Restated (%)	(0.5)	2.4	5.2	0.9	2.8	3.4
2017 Q4	As previously reported (%)	3.4	4.6	6.3	-	1.0	2.0
	Restated (%)	3.6	5.0	6.4	0.2	1.4	2.1

2018 Q1	As previously reported (%)	2.5	2.2	5.1	(1.0)	(1.5)	0.8
	Restated (%)	2.5	2.2	5.1	(1.0)	(1.4)	0.8
2018 Q2	As previously reported (%)	(3.8)	(6.9)	3.1	0.3	0.6	0.8
	Restated (%)	(3.8)	(6.9)	3.1	0.3	0.7	0.8
2018 Q3	As previously reported (%)	1.7	1.5	5.6	1.5	1.4	2.1
	Restated (%)	3.4	5.2	6.5	3.2	5.1	3.1
2018 Q4	As previously reported (%)	-	(0.4)	4.5	1.1	2.3	3.2
	Restated (%)	1.7	3.1	5.4	2.8	5.9	4.1

2019 Q1	As previously reported (%)	0.4	0.4	5.0	2.1	4.6	3.2
	Restated (%)	1.3	2.4	5.5	3.0	6.7	3.7
2019 Q2	As previously reported (%)	3.7	9.3	7.4	2.3	4.1	4.0
	Restated (%)	4.6	11.6	7.9	3.3	6.4	4.5